UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
GSI Technology, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
36241U106
(CUSIP Number)
James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 700
Chevy Chase, MD 20815
(301)656-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 36241U106

1	NAME OF REPORTING PERSON: Roumell Asset Management, LLC ("RAM") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2415132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,956,103 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
1,956,103 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1% (The denominator is based on the 24,166,062 shares of common stock outstanding as of July 31, 2021, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2021 (the Form 10-Q) filed by Issuer.)

14	TYPE OF REPORTING PERSON IA

CUSIP No.: 36241U106

1	NAME OF REPORTING PERSON: James C. Roumell ("Roumell") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,964,503 (Includes 1,956,103 shares of common stock held by the Fund and 8,400 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)

	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
1,964,503 (Includes 1,956,103 shares of common stock held by the Fund and 8,400 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,964,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1% (The denominator is based on the 24,166,062 shares of common stock outstanding as of July 31, 2021, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2021 (the Form 10-Q) filed by Issuer.)

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 36241U106
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D relates to the common stock of GSI Technology, Inc. (the "Issuer"). The principal executive office of the Issuer is 1213 Elko Drive, Sunnyvale, CA 94089.
ITEM 2.	IDENTITY AND BACKGROUND:
This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the Reporting Persons).

Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 700, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser.

Mr. Roumell's business address is 2 Wisconsin Circle, Suite 700, Chevy Chase, Maryland 20815. Mr. Roumell's present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Roumell Asset Management is the sole investment adviser to the Roumell Opportunistic Value Fund (the Fund), an investment company registered under the Investment Company Act of 1940. As investment adviser to the Fund, Roumell Asset Management caused the Fund to purchase 1,956,103 shares of common stock of the Issuer. The aggregate purchase price was $12,304,260, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 8,400 shares of common stock for an aggregate purchase price of $54,793, inclusive of brokerage commissions. The source of funding for these purchases was personal funds.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. As of September 10, 2021, the Reporting Persons decided to send a letter to the Issuer's board of directors to explore ways to unlock shareholder value, particularly with respect to Gemini.

Accordingly, on September 14, 2014, the Reporting Persons sent a letter to the Issuer's board of directors. A copy of this letter is being filed with this Schedule 13D as Exhibit 7.01 and is incorporated herein by this reference. The Reporting Persons may also enter into discussions with third parties and other stockholders; however, the Reporting Persons have no intention to enter into any agreements or understandings with other shareholders regarding the holding, acquiring, selling or voting of the common stock of the Issuer.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer. The Reporting Persons have no current intention to purchase additional shares or to dispose of all or any portion of the shares of the Issuer.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any change in the Issuers charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuers common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons.

(b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 1,956,103 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser to the Fund. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 24,166,062 shares of common stock outstanding as of July 31, 2021, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2021, filed by the Issuer.

(c) Roumell Asset Management and Mr. Roumell did not have any transactions in the Issuer's common stock during the 60-day period ended September 14, 2021.

(d) Investors in the Fund have the right to receive or direct the receipt of dividends from the 1,956,103 shares of the Issuer's common stock, but proceeds from the sale of such shares become assets of the Fund.

Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 8,400 shares of the Issuer's common stock.

(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Not applicable.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 7.01 Letter to the Board of Directors of GSI Technology, Inc. dated September 14, 2021. Exhibit 7.02 Joint Filing Agreement by and among the Reporting Persons, dated September 14, 2021.

CUSIP No.: 36241U106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 14 2021	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
September 14 2021	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 36241U106
Exhibit 7.01

Board of Directors
GSI Technology, Inc.
1213 Elko Drive
Sunnyvale, CA 94089

Dear Board of Directors:

Roumell Asset Management, LLC owns nearly 2 million shares of GSI Technologies (GSIT), roughly 8% of the company's outstanding shares. Our persistent accumulation of the company's shares indicates one thing - we believe the company's underlying intrinsic value is materially greater than current price levels.

We take great comfort in being invested alongside visionary founders Lee-Lean Shu and Robert Yau, who together own 18% of the company's stock. Together with other senior management team members who own about 16%, aggregate executive ownership is roughly an impressive 34%. The company's engineers have done a first-rate job in combining MikaMonu's software (acquired in November 2015) with the company's hardware capabilities to create the Gemini platform. The engineering work has been underscored by the recent Israeli MAFAT first place win, the NASA win and, now, importantly, selection by AWS's OpenSearch initiative. GSIT's sales team is to be applauded for such high-profile achievements within a year of Gemini being introduced to the market. The board, on the other hand, has failed in its role, in our opinion. Accordingly, we voted against all board members at this year's annual meeting.

First, there is a complete absence of buying by directors, even among very long-tenured board members. Board members Jack Bradley, Haydn Hsieh and Ruey Lu have been on the board for 6, 13 and 21 years, respectively, but have not seen fit to make any open-market purchases over the past several years. In our opinion, the company's directors should be willing to vote with their pocketbooks by making open-market purchases to signal their belief in the company's enterprise. If they're unwilling, each should step aside and allow talented individuals, with a commitment to risk their own capital, to replace them. After Arthur Whipple's recent departure, board members Bradley, Cholawsky, Hsieh, Le and Lu beneficially own a paltry 140,000 shares in total, or roughly 1% of the company, overwhelmingly obtained through board compensation. Candidly, each should be embarrassed by their unwillingness to invest alongside the company's shareholders.

Second, we believe there is growing concern among GSIT investors that the board lacks capital markets sophistication. Is the board aware that the private equity capital markets are on fire and paying large sums of money to access AI chip opportunities? Recently, SambaNova Systems raised $676 million with a pre-money valuation of $5.1 billion. Groq raised $300 million for a pre-money valuation well over $1 billion. Cerebras Systems raised $270 million in November 2019 at a pre-money valuation of $2.4 billion. Habana Systems was purchased by Intel for $2 billion in December 2019, and Nervana Systems was purchased by Intel for $350 million in August 2016. Our understanding is that all of these companies were pre-revenue enterprises. In the meantime, GSIT trades at a market cap of roughly $130 million; after subtracting out the company's cash position of about $60 million, the company's enterprise value is a paltry $70 million, which is likely fully accounted for by its SRAM business that appears to be successfully pivoting to higher ASPs and margins as compared to its historical metrics. In addition, GSIT purchased its headquarters in 2010, which we estimate is worth about $15 million today. In other words, the company's AI Gemini platform, affirmed by the wins noted above, is inexplicably being given an implied valuation of zero within the backdrop of sophisticated investors who are hungry for semiconductor AI exposure.

In each of the examples noted above, the company raising capital provided its investors revenue projections and TAM information. Having been invested in GSIT for several years, we firmly believe such projections have been run inside the company. How could the company have purchased MikaMonu in 2015 and made the significant time and capital commitment to build the Gemini platform without such information? We call upon the company to share, to the best of its ability, such information with the markets. This is something the board should have demanded long ago.

An engaged board should do the following:

- Immediately begin identifying and engaging with potential strategic partners for NRE funding on Gemini. Benefits: reduces cash burn on Gemini R&D and could lead to potential customer introductions and other market opportunities.
- Instruct the CEO to evaluate opportunities for licensing the APU IP. Benefits: generates cash and provides potentially high-margin revenue.
- Conduct a valuation analysis on the current patent portfolio. Benefits: underscore and objectively understand the company's IP value for potential investors (private or public).
- Engage a financial adviser to perform a valuation analysis of the company both to attract strategic partners, furthering the first engagement initiative, and as a proactive measure should an unsolicited offer come over the transom. There needs to be a basis in place to compare a potential "bird-in-the-hand" offer to a "two-in-the-bush" potential future value.

In a May 5, 2021, Reuters published a piece titled, "U.S. chip start-ups, long shunned in favor of internet bets, stir excitement again." The author noted, "Silicon Valley venture capitalists, long focused on software and internet companies, are again pouring money into the semiconductor industry, lured by the promise of a new generation of artificial-intelligence chips that could challenge incumbents like Intel Corp. and Nvidia Corp." The author also stated that venture funding of U.S. chip companies reached its highest level in two decades last year at $1.8 billion and that venture capital had already invested $1.4 billion as of May 2021. There's good reason for Silicon Valley's interest in the AI chip space. Gartner's AI semiconductor revenue forecast for the sector estimates 2024 revenue of $61 billion, up from $34 billion in 2021, a 20% plus CAGR. Allied Market Research estimates the AI semiconductor chip market will reach $91 billion in 2025. Analytics Insight, referencing an IHS Markit report, indicates "potential expansion" in the AI semiconductor market to $128.9 billion by 2025.

An engaged board and management team would creatively think about ways to unlock value, while retaining long-term optionality. For instance, Gemini could be placed into a separate entity, allowing outside investors an opportunity to participate in, and possibly even contribute to, its upside potential. Currently, investors cannot effectively access Gemini's optionality, largely because of the company's meager float. A new vehicle, in which GSIT maintains a majority interest, would provide the potential to unlock substantial value under current market conditions, and at the same time retain a meaningful stake in Gemini's future for the company's shareholders.

As an example, earlier this year HCI Group, Inc. (HCI), put its TypTap business in a separate vehicle and sold a 12% interest for $100 million to Centerbridge Partners, thereby establishing an underlying value of $850 million for its TypTap asset. HCI stock traded at $58/share prior to the spin-out, and immediately appreciated to $75/share days later, and today, eight months later, trades over $100/share.

Engaged boards should think imaginatively and boldly on behalf of shareholders. GSIT's engineers and sales teams have done the heavy lifting; shareholders deserve a board willing to do its part in maximizing shareholder value. To be clear, we do not believe that the company should be sold outright today, as our view of intrinsic value is multiples of the current stock price. We call upon the board, and the executive leadership team, to immediately hire outside advisers to think through some of the options presented in this letter, and possibly others, and take advantage of flush capital markets desperately looking to invest in the AI semiconductor space.

Very truly yours,
/s/ James C. Roumell
President
Roumell Asset Management, LLC

CUSIP No.: 36241U106
Exhibit 7.02

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of the Issuer, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 14th day of September 2021.

ROUMELL ASSET MANAGEMENT, LLC
By: /s/ James C. Roumell
James C. Roumell, President

By: /s/ James C. Roumell
James C. Roumell